# TriniCorp, Inc.
## Income Statement
### For the Period May 01, 2018 (Inception)to December 31, 2018
### (UNAUDITED)

| | | |
|---|---|---:|
| **Revenues** | | |
| Other Income | $ | 834.24 |
| **Total Revenues** | | **834.24** |
| | | |
| **Operating Expenses** | | |
| Bank & ATM Fee Expense | | 60.25 |
| Business Meals Expense | | 2,022.77 |
| Client Entertainment | | 24.00 |
| Computer Equipment Expense | | 80.08 |
| Facility & Utilities Expense | | 148.64 |
| Furniture & Fixtures Expense | | 45.41 |
| Gas & Auto Expense | | 935.53 |
| Marketing & Advertising Expense | | 62.75 |
| Nondeductible Expense | | 1,179.19 |
| Office Kitchen Expense | | 138.87 |
| Office Supply Expense | | 2,489.66 |
| Parking & Tolls Expense | | 5,186.63 |
| Phone & Internet Expense | | 171.89 |
| Postage & Shipping Expense | | 13.66 |
| Rent or Lease Expense | | 7,027.64 |
| Research & Development Expense | | 7,855.89 |
| Software & Web Hosting Expense | | 281.81 |
| Travel & Transportation Expense | | 1,535.23 |
| **Total Operating Expenses** | | **29,259.90** |
| | | |
| **Total Expenses** | | **29,259.90** |
| | | |
| **Net loss** | $ | **(28,425.66)** |